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15025238

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ANNUAL AUDITED REPORT
FORM X-117A-5 1A
PART III

SEC FILE NUMBER
8-29445

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HORIZONS FINANCIAL INVESTMENT CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS, (Do not use P.O. Box No.)

151 Harrington Circle
(No. and Street)

Willingboro, NJ 08046
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard J. Isackson 609-877-3355
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harrison, Mauro & Morgan
(Name - *if individual, state last, first, middle name*)

586 High Street, P.O. Box 400, Burlington, NJ 08016
(Address) (City) (State) (Zip Code)

CHECK ONE;

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption- See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23/15

OATH OR AFFIRMATION

I, RICHARD J. ISACKSON, CFP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HORIZONS FINANCIAL INVESTMENT CORP., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public of New Jersey
My Commission Expires April 25, 2015

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 156-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 156-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 156-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions qf this filing, see section 240.17a-5(e)(3).

HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

STEVEN M. HARRISON, CPA
RICHARD L. MAURO, CPA
WILLIAM J. MORGAN, CPA
WILLIAM A. BAKER, CPA (1991-2002)

A Peer Reviewed Member of the American Institute of Certified Public Accountants

A Member of the New Jersey Society Of Certified Public Accountants

February 16, 2015

Board of Directors
Horizons Financial Investment Corporation

RE: Financial and Operational Combined Uniform Single (Focus) Report, Form X-17A-5, Parts IIA and III, and Schedule I, January 1, 2014 to December 31, 2014

Gentlemen:

The annual audited Financial and Operational Combined Uniform Single (FOCUS) Report, Form X-17A-5, Parts IIA and III, and Schedule I for the period beginning January 1, 2014 and ending December 31, 2014 does not differ materially from the unaudited reports filed for the same period.

Harrison, Mauro & Morgan, P.A.

Harrison, Mauro & Morgan, PA

568 High Street
PO Box 400
Burlington, NJ 08016
609-386-6556
Fax 609-386-6446

703 White Horse Road
Suite 5
Voorhees, NJ 08043
856-782-9700
Fax 856-782-2233

CPA
The CPA, Never Underestimate The Value.

HORIZONS FINANCIAL INVESTMENT CORPORATION

REPORT ON AUDITS OF FINANCIAL STATEMENTS

DECEMBER 31, 2014 and 2013

SEC MAIL PROCESSING
RECEIVED
MAR 2 3 2015
WASH., D.C.
194
SECTION

HARRISON MAURO MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

568 HIGH STREET
PO BOX 400
BURLINGTON, NJ 08016
609.386.6556
609.386.6446 FAX

703 WHITE HORSE ROAD
SUITE 5
VOORHEES, NJ 08043
856.782.9700
856.782.2233 FAX

HORIZONS FINANCIAL
INVESTMENT CORPORATION

REPORT ON AUDITS OF
FINANCIAL STATEMENTS

DECEMBER 31, 2014 and 2013

HORIZONS FINANCIAL INVESTMENT CORPORATION

CONTENTS

HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

STEVEN M. HARRISON, CPA
RICHARD L. MAURO, CPA
WILLIAM J. MORGAN, CPA
GERALD G. WILLIS, CPA
WILLIAM A. BAKER, CPA (1991-2002)

A Peer Reviewed Member of the American Institute of Certified Public Accountants

A Member of the New Jersey Society Of Certified Public Accountants

Board of Directors
Horizons Financial Investment Corporation
Willingboro, NJ

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statements of financial condition of Horizons Financial Investment Corporation as of December 31, 2014 and 2013, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

568 High Street
PO Box 400
Burlington, NJ 08016
609-386-6556
Fax 609-386-6446

703 White Horse Road
Suite 5
Voorhees, NJ 08043
856-782-9700
Fax 856-782-2233

CPA
The CPA, Never Underestimate The Value.

HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying supplemental information including Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1, and Schedule III - Exemptive Provision under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Harrison, Mauro & Morgan, PA

Harrison, Mauro & Morgan, PA

February 16, 2015

HORIZONS FINANCIAL INVESTMENT CORPORATION
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

		2014		2013
ASSETS				
CURRENT ASSETS:				
Cash	$	6,499	$	7,200
Cash, Restricted SDL		10,000		10,000
Investments		19,184		15,920
TOTAL CURRENT ASSETS		35,683		33,120
FIXED ASSETS:				
Computer		4,547		4,547
Accumulated Depreciation		(4,547)		(4,547)
		-		-
OTHER ASSETS				
Deferred taxes		600		1,000
TOTAL ASSETS	$	36,283	$	34,120
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Accounts Payable	$	19,047		20,224
Income taxes payable		500		500
Interest Payable		-		1,000
SDL Collateral Payable		10,000		10,000
TOTAL CURRENT LIABILITIES		29,547		31,724
STOCKHOLDERS' EQUITY:				
Common Stock, authorized 2,500 shares, no par value; 2000 shares issued and outstanding		2,000		2,000
Accumulated other comprehensive income		11,384		8,120
Retained (Deficit)		(6,648)		(7,724)
TOTAL STOCKHOLDERS' EQUITY		6,736		2,396
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	36,283		34,120

See Notes to Financial Statements.

HORIZONS FINANCIAL INVESTMENT CORPORATION
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31,

	2014	2013
REVENUES		
Commission Income	$ 51,691	$ 37,183
EXPENSES		
Computer Expenses	3,409	5,573
Cable	2,583	2,447
Fees, registrations, etc.	2,095	3,942
Interest	1,000	1,000
Depreciation	-	517
Dues and Subscriptions	963	562
Miscellaneous	3,249	989
Office Supplies and Expenses	151	659
Postage	329	75
Professional fees	10,230	6,280
Rent	16,200	10,200
Repairs and Maintenance	2,453	504
Telephone	2,158	2,140
Training, Seminars, etc.	1,272	804
Travel and Entertainment	147	449
Utilities	3,476	3,612
TOTAL OPERATING EXPENSES	49,715	39,753
INCOME BEFORE INCOME TAXES	1,976	(2,570)
PROVISION FOR INCOME TAXES	900	1,396
NET INCOME (LOSS)	1,076	(3,966)
OTHER COMPREHENSIVE INCOME (LOSS) NET OF TAXES		
Unrealized gain on Investment	3,264	5,924
NET COMPREHENSIVE INCOME	4,340	1,958
BASICS EARNINGS PER SHARE	$2.17	$0.97

See notes to Financial Statements.

HORIZONS FINANCIAL INVESTMENT CORPORATION
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

		Common Stock		Retained Earnings (Deficit)		Total
Balance at January 1, 2013	$	2,000		(1,562)	$	438
Net Comprehensive Income - 2013		-		1,958		1,958
Balance at end of December 31, 2013	$	2,000	$	396	$	2,396
Net Comprehensive Income - 2014		-		4,340		4,340
Balance at end of December 31, 2014	$	2,000	$	4,736	$	6,736

See Notes to Financial Statements.

HORIZONS FINANCIAL INVESTMENT CORPORATION
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31,

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 4,340	$ 1,958
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense		517
Deferred taxes	400	867
Net Unrealized Gain on investments	(3,264)	(5,924)
Increase (Decrease) in operating liabilities:		
Accounts Payable	(1,177)	3,534
Income Taxes Payable	-	(20)
Interest Payable	(1,000)	-
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(701)	932
NET INCREASE IN CASH	(701)	932
CASH AT BEGINNING OF YEAR	7,200	16,268
CASH AT END OF YEAR	$ 6,499	17,200
SUPPLEMENTAL DISCLOSURES:		
Interest Paid	$ 1,000	1,000
Income Taxes Paid	$ -	

See Notes to Financial Statements.

HORIZONS FINANCIAL INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014 AND 2013

Note A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Horizons Financial Investment Corporation conducts its business as a broker/dealer in Securities and is a registered member of F.I.N.R.A. and S. I. P. C.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, short term investments which have an original maturity of ninety days or less are considered cash equivalents.

Subsequent Events

The Company has evaluated subsequent events through February, 16, 2015, which is the date the financial statements were available to be issued.

HORIZONS FINANCIAL INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2014 AND 2013

Note A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

Accounts receivable at the balance sheet date represents commissions due from a trade made in the prior year. Any accounts receivable deemed uncollectible are charged to expense in the year of uncollectibility. An allowance for doubtful accounts is maintained based on maturity of accounts receivable.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight line method over five years. Maintenance and repairs are charged to operations when incurred.

Investments

Investments in marketable securities are valued at fair market value in the statement of financial condition. Unrealized gains and losses are included in the statements of income.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as transactions occur.

Note B- LEASE COMMITMENTS, RELATED PARTY TRANSACTIONS

The Company leases space and various pieces of equipment, furnishings and fixtures from the President on a month to month basis. Office rent in the amount of $16,200 was paid for 2014 and $10,200 for 2013. Lease payments for office equipment were $600 in 2014 and 2013, respectively.

HORIZONS FINANCIAL INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2014 AND 2013

Note B- LEASE COMMITMENTS RELATED PARTY TRANSACTIONS (continued)

$13,048 and $17,224 of accounts payable relate to amounts owed to President for these lease amounts, for December 31, 2014 and 2013

Note C- SECURED DEMAND LOAN

The Company is obligated under a subordinated demand note payable to its Secretary and Stockholder in the amount of $10,000. This note bears interest at the rate of 10% per annum payable semiannually. The note is secured by segregated restricted cash funds.

Note D- NET CAPITAL REQUIREMENTS

The Company is subject to the securities and exchange commission Uniform Net Capital Rule (Rule 15C3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1 (and the rule of applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014 and 2013 the Company had net capital of $12,493 and $8,743, respectively. The Company's net capital ratio was 1.56 to 1 for December 31, 2014 and 2.48 to 1 for December 31, 2013.

HORIZONS FINANCIAL INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014 AND 2013

Note E- INCOME TAXES

The provision for income taxes on the income statement consist of the following:

	2014	2013
Federal:		
Current provision	$ -0-	$ -0-
Deferred	300	537
	300	537
State:		
Current provision	500	530
Deferred	100	329
	600	859
	$ 900	$1,396

The company has a net operating loss carry forward of $9,500 for federal and state income taxes that will expire from 2030 - 2031 for federal income tax purposes and 2018-2019 for state income tax purposes.

HORIZONS FINANCIAL INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014 AND 2013

Note F- INVESTMENTS

Investments are stated at fair value unless otherwise noted at cost, and consist of the following as of:

		December 31, 2014	
	Cost	Market Value	Unrealized Gain On Investment
Marketable securities	$ 7,800	$ 19184	$ 11,384

		December 31, 2013	
	Cost	Market Value	Unrealized Gain On Investment
Marketable securities	$ 7,800	$ 15,920	$ 8,120

This investment is considered a level 1 input in the fair value hierarchy.

HORIZONS FINANCIAL INVESTMENT CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
YEARS ENDED DECEMBER 31,

	2014	2013
Net Capital	$ 6,736	$ 2,396
Deduct: Stockholders' Equity not allowable for net capital	-	-
Total Stockholders' Equity qualified for net capital	6,736	2,396
Add: Subordinated borrowings allowable in computation for net capital	10,000	10,000
Other allowable credits	-	-
Total Capital and allowable subordinated liabilites	16,736	12,396
Deductions and/or Charges: Total nonallowable assets from Statement of Financial Condition	(1,000)	(1,000)
Net Capital before haircuts on security positions	15,736	11,396
Haircuts on Securities	(3,143)	(2,653)
Net Capital	12,593	8,743

HORIZONS FINANCIAL INVESTMENT CORPORATION
RECONCILIATION OF NET CAPITAL PURSUANT TO 15C3-1
SECURITIES AND EXCHANGE COMMISSION
YEARS ENDED DECEMBER 31,

	2014	2013
Net Capital as reported in Company's (unaduited) Focus report	$13,493	$9,097
Audit Adjustments		
Change in tax payable and deferred taxes	(900)	(354)
Net Capital per audited financial statements	$12,593	$8,743

151 Harrington Circle
Willingboro, New Jersey, 08046-182
609-877-3355, Fax: 609-877-4738
risackson@comcast.net

Horizons Financial Investment Corp.

SEA RULE 15c3-3k(1) EXEMPTION

1 February 2015

Horizons Financial Investment Corp is a direct writer with mutual fund companies and as such does not hold money or securities for clients. Upon receipt of check/s written to a Mutual Fund, it/they are forwarded within 24 hours. All of these requirements were met for the period January 1, 2014 to December 31, 2014, therefore qualifying Horizons Financial Investment Corp. for exemption under SEA Rule 15c3-3k-1.

Richard J. Isackson, President

HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

STEVEN M. HARRISON, CPA
RICHARD L. MAURO, CPA
WILLIAM J. MORGAN, CPA
GERALD G. WILLIS, CPA
WILLIAM A. BAKER, CPA (1991-2002)

A Peer Reviewed Member of the American Institute of Certified Public Accountants

A Member of the New Jersey Society Of Certified Public Accountants

Review Report of Independent Registered Public Accounting Firm on Exemption Provision

Board of Directors
Horizons Financial Investment Corporation
Willingboro, NJ

We have reviewed management's statements, included in the accompanying Schedule III Exemption Provision, in which Horizons Financial Investment Corporation identified the following provisions of 17 C.F.R. 15c-3-3(k) under which Horizons Financial Investment Corporation claimed an exemption form 17 C.F.R. 240.15c3-3: under exemption provision 15c3-3k-1, and, Horizons Financial Investment Corporation stated they met the identified exemption provisions through the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Horizons Financial Investment Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such opinion. Accordingly we do not express such opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)1 of Rule 15c3-3 under the Securities Exchange Act of 1934.

Harrison, Mauro & Morgan, PA

Harrison, Mauro & Morgan

February 16, 2015

568 High Street
PO Box 400
Burlington, NJ 08016
609-386-6556
Fax 609-386-6446

CPA
The CPA, Never Underestimate The Value.

703 White Horse Road
Suite 5
Voorhees, NJ 08043
856-782-9700
Fax 856-782-2233